Marc O. Williams +1 212 450 6145 marc.williams@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

May 16, 2023

Re: UBS Group AG

Registration Statement on Form F-4

Filed April 26, 2023

File No. 333-271453

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

On behalf of our client, UBS Group AG (“UBS Group AG”), this letter sets forth UBS Group AG’s responses to the comments provided by the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) relating to UBS Group AG’s Registration Statement on Form F-4 (the “Registration Statement”) contained in the Staff’s letter dated May 5, 2023 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, UBS Group AG has revised the Registration Statement and is filing Amendment No. 1 to the Registration Statement on Form F-4 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to page numbers and captions in the Amended Registration Statement.

Registration Statement on Form F-4 filed April 26, 2023

Questions and Answers, page 6

1.

Please add disclosure here and in the Risk Factors section that describes any material interests that the UBS Group AG and Credit Suisse executive officers and directors have in the business combination that may be different from, or in addition to, those of the UBS Group AG and Credit Suisse shareholders, respectively. Also include quantitative information regarding any change of control provisions under agreements, plans or arrangements applicable to Credit Suisse executive officers and directors that would be triggered by the Merger Agreement.

Response:

UBS Group AG respectfully confirms to the Staff that the executive officers and directors of UBS Group AG do not have any material interests in the transaction that may be different from, or in addition to, those of UBS Group AG’s shareholders.

With respect to material interests of the executive officers and directors of Credit Suisse Group in the transaction that may be different from, or in addition to, those of Credit Suisse’s shareholders, UBS Group AG respectfully notes that Item 18 of Form F-4 is not applicable to the Amended Registration Statement since proxies, consents and authorizations are not to be solicited. Notwithstanding the foregoing, UBS Group AG has revised the disclosure on pages 8, 9 and 25 of the Amended Registration Statement to include additional information with respect to certain material interests of the executive officers and directors of Credit Suisse Group in the transaction that may be different from, or in addition to, those of Credit Suisse’s shareholders that has been provided by Credit Suisse and UBS Group AG is to able to provide at this time.

2.

Please add a question and answer that describes how shareholders holding twenty-two or fewer Credit Suisse ordinary shares may request to receive one UBS Group AG ordinary share upon payment of the difference between the Share Fraction Rights and one UBS Group AG ordinary share. Please also tell us how you considered the registration requirements of the Securities Act with respect to these shares. We note that Section 3.2.3 of the Merger Agreement states that this provision is available “where permitted by law without registration or qualification of the UBS Shares . . .” Finally, please clarify whether this provision will be available to investors who hold ADSs.

Response:

As the Staff noted, Section 3.2.3 of the Merger Agreement states that this provision is available “where permitted by law without registration or qualification of the UBS Shares.” For this reason, the disclosure on page 45 of the Registration Statement noted that the provision would be available only to “[c]ertain Credit Suisse shareholders” (emphasis added). UBS Group AG confirms that the provision is not available to holders of Credit Suisse ordinary shares in the United States and is also not available to holders of Credit Suisse ordinary shares represented by Credit Suisse ADSs. UBS Group AG has revised the disclosure on page 56 of the Amended Registration Statement to clarify this point. Mention is made of this provision in the description of the Merger Agreement only for completeness. As the provision is not available to holders of Credit Suisse ordinary shares in the United States and is also not available to holders of Credit Suisse ordinary shares represented by Credit Suisse ADSs, UBS Group AG respectfully believes that a question and answer on this topic is not relevant and could be confusing to investors.

When will Credit Suisse shareholders receive their merger consideration, page 7

3.	Please tell us whether you will identify the Exchange Agent prior to the effectiveness of the registration statement.

Response:

UBS Group AG confirms that UBS AG has been engaged as the exchange agent. In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on page 4 of the Amended Registration Statement.

Is the exchange ratio subject to adjustment based on changes, page 7

4.

Please disclose here and on the cover page the aggregate number and the aggregate value of the UBS Group AG ordinary shares that Credit Suisse shareholders will receive pursuant to the Merger Agreement.

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on pages the cover page and page 7 of the Amended Registration Statement.

Prospectus Summary, page 11

5.

Please expand your disclosure in this section to include summaries of the following information, and, in an appropriate section of your prospectus, please include more detailed discussions of the items listed below so that investors understand the terms both of the Merger Agreement and the related agreements as well as the characteristics of the combined company:

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a description of the Special Ordinance and related measures, and of the various agreements and “separate arrangements” pertaining to this transaction, including (i) the liquidity facilities provided by the Swiss National Bank and guarantees by the Swiss Confederation, (ii) the guarantee by the Swiss Confederation in favor of UBS Group AG for CHF 9 billion if losses incurred by UBS Group AG on certain non-core assets held by Credit Suisse entities exceed CHF 5 billion, (iii) the agreement that, in the event such losses exceed CHF 14 billion, UBS Group AG and the Swiss government will discuss entering into a profit-loss sharing agreement, (iv) FINMA’s agreement to grant a transitional period for UBS Group AG to comply with the required capital buffers, (v) the FINMA decree ordering Credit Suisse to write-down the principal and interest of all of Credit Suisse’s AT1 securities, and (vi) the expiration date of the Ordinance as well as the approvals necessary to extend the Ordinances beyond the expiration date.

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure on pages 15 and 39-42 of the Amended Registration Statement.

UBS Group AG respectfully advises the Staff that the Special Ordinance is an order of the Swiss Federal Council and was implemented under extenuating circumstances, as detailed in the section entitled “Background and Reasons for the Transaction” of the Amended Registration Statement, as previously discussed with you and also as widely reported in the media. Since the announcement of the transaction, UBS Group AG has been in active discussions with the Swiss government and its representatives to detail and document the parameters of the various measures included in the Special Ordinance that are identified in the Staff’s comment. These discussions and processes are still underway and the outcome of the discussions is not yet known. UBS Group AG accordingly believes that disclosure relating to these matters beyond what is included in the Amended Registration Statement would be premature, potentially misleading and disruptive to the ongoing discussions.

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a description of the combined company, including, for example, (i) the management of the combined company, including a description of the newly created role of Group Risk Control Head of Integration, (ii) the amount of invested assets of the wealth management segment of the combined company, including any balancing language necessary due to continued Credit Suisse outflows, (iii) the size of the Investment Bank segment, including your plans to move the majority of Credit Suisse Markets positions to non-core and to exit Credit Suisse’s Non-Core Unit and Securitized Products Group, (iv) the combined company’s market share of the Swiss home market, including whether you intend to fully integrate into a single brand in the Swiss home market or internationally, (v) the possible spin-off of any material Credit Suisse business units, and (vi) a description of your cost reduction plans, including a summary of how you intend to reach these goals and by when.

Response:

In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on pages 15 and 47 of the Amended Registration Statement. UBS Group AG respectfully advises the Staff that planning with respect to the integration of Credit Suisse and its businesses into UBS Group AG and its businesses is underway and certain final decisions (including with respect to the matters identified in the Staff’s comment but not addressed in the Amended Registration Statement) have not yet been made and, accordingly, further disclosure relating to these matters would be premature and potentially misleading.

The Transaction and the Merger Agreement, page 12

6.	Please consider including a diagram showing the corporate structure of the parties before and after the merger.

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on page 13 of the Amended Registration Statement.

Treatment of Credit Suisse Equity Awards, page 12

7.

Please disclose here whether the exchange ratio of the merger will be applied to the Credit Suisse equity awards, options and share appreciation rights that you intend to convert to UBS Group AG equity awards, options and share appreciation rights.

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on pages 14 and 56 of the Amended Registration Statement.

Background and Reasons for the Transaction, page 13

8.

Please revise your disclosure on page 13 to include a summary of the background of the merger and each party’s reasons for the transaction, including a description of the positive and negative factors considered by your board of directors and Credit Suisse’s board of directors prior to approving the Merger Agreement.

Response:

In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on pages 15 and 42 of the Amended Registration Statement with respect to UBS Group AG’s reasons for the transaction, including a description of the positive and negative factors considered by UBS Group AG’s board of directors prior to approving the Merger Agreement, as well as the reasons the Credit Suisse board of directors determined that at the time entering into the merger agreement with UBS Group AG was the only option available to Credit Suisse. As detailed in the section entitled “Background and Reasons for the Transaction” of the Amended Registration Statement, the Government Representatives had indicated that Credit Suisse (a Global Systemically Important Bank) would need to be placed into resolution or into bankruptcy without a rescue and a resolution or bankruptcy of Credit Suisse, which would have resulted in Credit Suisse shareholders receiving no consideration as well as a very severe negative impact on the financial markets and the banking system in Switzerland and around the world. UBS Group AG also notes that, as a result of the Special Ordinance, the transaction will be implemented without the need for the approval of UBS Group AG shareholders or

Credit Suisse shareholders. Therefore, UBS Group AG respectfully believes that providing the additional information identified in the Staff’s comment with respect to Credit Suisse would not be material to an understanding of the background of the transaction and of Credit Suisse’s reasons for entering into the transaction.

Approvals Required for the Transaction, page 15

9.

Please revise to clarify here and on page 33 the approvals and conditions that may be waived by UBS Group AG or Credit Suisse. In addition, please provide a brief summary of the FINMA “separate arrangements” referenced in the first bullet point on page 15. Also, for each of the pending approvals, please provide the date it was submitted, and, if known, an estimate of when you will receive notice regarding each approval.

Response:

In response to the Staff’s comment, UBS Group AG has revised the disclosure on pages 18 and 44-45 of the Amended Registration Statement. As noted in UBS Group AG’s response to Comment No. 5 above, discussions with the Swiss government and its representatives to detail and document the parameters of the various measures included in the Special Ordinance are still underway and the outcome of the discussions is not yet known. UBS Group AG accordingly believes that providing additional detail relating to the FINMA “separate arrangements” beyond what is already included in the Amended Registration Statement would be premature, potentially misleading and disruptive to the ongoing discussions.

Termination of the Merger Agreement, page 17

10.

Please revise to include a summary of the solicitation provisions described on page 47, the Termination Fee Events and the Termination Fee. Please also provide, in this context, a summary of the FINMA Bail-In Measures Condition in the Merger Agreement.

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on pages 19 and 20 of the Amended Registration Statement.

Comparison of Rights of UBS Group AG Shareholders and Credit Suisse Shareholders, page 17

11.	Please revise your disclosure on page 17 to include a summary of the material differences in the rights of Credit Suisse shareholders and UBS Group AG shareholders.

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on page 20 of the Amended Registration Statement.

Risk Factors, page 18

12.

Please add a risk factor that addresses the risks related to the termination date of the Special Ordinance six months after commencement if the date is not extended by the Swiss government. Please clarify whether and how any related agreements or separate arrangements then in place would be affected by termination of the Special Ordinance, and whether termination would give rise to your ability to terminate the Merger Agreement.

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on page 23 of the Amended Registration Statement.

13.

Please add a risk factor that addresses the material risks related to the due diligence process in connection with the merger. In this regard, we note that the Recitals to the Merger Agreement state that the very accelerated timeframe within which the negotiations took place did not allow for the performance of customary due diligence.

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on pages 23-24 of the Amended Registration Statement.

14.

Please add a risk factor that addresses the potential continued or increased outflows of deposits or net assets of Credit Suisse or the combined company. In this regard, we note disclosure in Credit Suisse’s Form 6-K furnished April 24, 2023.

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on page 24 of the Amended Registration Statement.

15.

Please address the material risks inherent in the factors that contributed to the determination of the merger consideration cited in Section 3.1.3 of the Merger Agreement. For example, we note the reference to the extreme uncertainty of the market environment in which negotiations took place.

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on page 24 of the Amended Registration Statement.

16.

Please add separate risk factors to address each material risk associated with the integration of UBS Group AG and Credit Suisse. In this regard, we note your disclosure in the first full paragraph on page 20.

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on pages 21-22, 25-27 of the Amended Registration Statement.

17.

Please add a risk factor that addresses the material risks related to the write-down of the principal and interest of all Credit Suisse AT1 securities. For example, consider discussing material legal risks relating to the write-down, as well as pricing or liquidity risks relating to the combined company’s ability to issue AT1 securities in the future.

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on page 27 of the Amended Registration Statement.

Certain contractual counterparties may seek to modify contractual relationships, page 19

18.

Please expand this risk factor to address whether any counterparties have sought to terminate or modify material contractual obligations or to discontinue the relationship with Credit Suisse or UBS Group AG in connection with the merger, and please disclose whether any counterparties have material contractual rights that will be triggered as a result of the transaction. Similarly, please revise the next risk factor entitled “Certain UBS Group AG and Credit Suisse agreement(s) . . .” to identify whether you or Credit Suisse have material agreements that contain change of control or anti-assignment provisions that are triggered by the transaction, and, if so, whether you or Credit Suisse have obtained the necessary waivers or consents required pursuant to such agreements.

Response:

UBS Group AG respectfully advises the Staff that, beyond what is already disclosed in the Amended Registration Statement (including the CS SEC Filings included in the prospectus), to the knowledge of UBS Group AG, counterparties have not sought to terminate or modify material contractual obligations or to discontinue the relationship with Credit Suisse or UBS Group AG in connection with the merger. In addition, UBS Group AG respectively advises the Staff that integration planning is underway (including an assessment of the material contractual rights that may be triggered as a result of the transaction and any waivers or consents that may be necessary) and the outcome of the process is not yet certain, and, accordingly, disclosure with respect to these matters would be premature, and potentially misleading.

Completion is subject to conditions and there is no assurance such conditions will be satisfied, page 19

19.	Please expand this risk factor or add a separate risk factor that addresses the material risks to you and Credit Suisse if the merger is not consummated.

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on pages 21-22, 25-27 of the Amended Registration Statement.

UBS Group AG may not realize all of the expected cost reductions, page 19

20.

Please include disclosure regarding the type of cost reductions and benefits UBS Group AG identified as part of the acquisition. In addition, ensure appropriate balancing disclosure is included in the filing identifying any potential dis-synergies, uncertainties and risks associated with the achievement and timing of attaining those reductions and benefits. For example, we note similar commentary and disclosure included in the UBS Group AG Form 6-K furnished on March 20, 2023 referring to a potential $8 billion of run rate cost reductions by 2027.

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on pages 26-27 of the Amended Registration Statement.

UBS Group AG and Credit Suisse may have difficulty attracting, page 20

21.	Please revise to briefly describe the restrictions that the Swiss Federal Department of Finance has placed on the compensation of certain employees of Credit Suisse.

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on page 28 of the Amended Registration Statement.

The Combined Group will have significant ongoing litigation and investigation matters, page 23

22.	Please revise to include a summary of the material ongoing litigation and investigation matters regarding UBS Group AG and Credit Suisse, including quantitative information, if known.

Response:

UBS Group AG confirms that the Amended Registration Statement (including the UBS Group AG SEC Filings) includes a summary of material ongoing litigation and investigation matters regarding UBS Group AG. In addition, Credit Suisse has advised UBS Group AG that the Amended Registration Statement (including the Credit Suisse SEC Filings) includes a summary of all material ongoing litigation and investigation matters regarding Credit Suisse. Accordingly, UBS Group AG respectfully advises the Staff that it does not believe additional disclosure is necessary beyond what is included in the Amended Registration Statement.

UBS Group AG and Credit Suisse may incur substantial tax liabilities in connection with the transaction, page 24

23.

Please revise to discuss any reasonably likely causes that would result in the tax value of the participations taken over by UBS Group AG to increase, which may lead to Swiss corporate income tax exposure on the increase in value. Additionally, please revise to provide quantification of material risks to allow an investor to understand the magnitude of the risks and potential impact on your financial condition and results of operations in future periods.

Response:

In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on page 32 of the Amended Registration Statement. UBS Group AG respectfully advises the Staff that it is not possible to quantify the magnitude of material risks and potential impact on UBS Group AG’s financial condition and results of operations as requested by the Staff’s comment due to the existence of various potential mitigants and their unknown status at the moment (e.g., transfers of assets and liabilities, business activities, subsidiary investments and other restructuring measures within the Combined Group in the course of the integration).

The Merger, page 30

24.

Please describe the material terms of the agreements related to (i) the liquidity facilities from the Swiss National Bank and the guarantees by the Swiss Confederation, (ii) the guarantee by the Swiss Confederation in favor of UBS Group AG for CHF 9 billion if losses incurred by UBS Group AG on certain non-core assets held by Credit Suisse entities exceed CHF 5 billion, (iii) the agreement that, in the event such losses exceed CHF 14 billion, UBS Group AG and the Swiss government will discuss entering into a profit-loss sharing agreement, and (iv) FINMA’s agreement to grant a transitional period for UBS Group AG to comply with the required capital buffers. In addition, please advise whether you intend to file each of these agreements as exhibits to your registration statement.

Response:

In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on pages 39-42 of the Amended Registration Statement. UBS Group AG respectfully submits it would be premature, potentially misleading and disruptive to the ongoing discussions with the Swiss government to provide additional disclosure beyond what is already included in the Amended Registration Statement (including copies of the agreements noted in the Staff’s comment), as further explained in UBS Group AG’s response to Comment No. 5 above.

Background and Reasons for the Transaction, page 31

25.

We note your disclosure that Credit Suisse has experienced a substantial wave of deposit and net asset outflows and, further, that Credit Suisse obtained liquidity by borrowing against collateral from the Swiss National Bank under its emergency liquidity assistance facility. Please expand your disclosures to provide quantitative details during relevant or impacted periods leading up to the Merger Agreement similar to disclosure that is included in the Form 6-K submitted by Credit Suisse Group AG on April 24, 2023. In this regard, we note that disclosures in the referenced Form 6-K quantify the net asset and deposit outflows occurring during the first quarter of 2023, as well as Swiss National Bank facility borrowing and repayment activities.

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on pages 39-41 of the Amended Registration Statement.

26.

Please supplement your disclosure to describe any material events, transactions or activities occurring subsequent to March 19, 2023 that have been completed or are reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. For example, and without limitation, we note disclosure in the Form 6-K furnished by Credit Suisse Group AG on April 24, 2023 relating to a sale of a significant part of the Securitized Products Group to entities and funds managed by affiliates of Apollo Global Management, and to the agreement to terminate the acquisition of The Klein Group, LLC.

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on pages 42-43 of the Amended Registration Statement.

27.	Please expand the disclosure in this section to address the following:

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provide greater detail regarding the activities of the Strategy Committee, including what “developments” were reviewed between October 2022 and February 2023, the reasons such reviews were initiated and the reasons that management, at the direction of the Strategy Committee, undertook a preliminary assessment of what consequences a transaction with Credit Suisse would have, and provide a brief description of the “preliminary assessment” presented to the Strategy Committee on December 19, 2022;

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on page 39 of the Amended Registration Statement.

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clarify why, in February 2023, the UBS Group AG board of directors believed that it could be required to acquire Credit Suisse and why teams including UBS Group AG personnel, external legal advisors and Morgan Stanley prepared in January to mid-March 2023 possible legal structures and financial analyses for an acquisition of Credit Suisse by UBS Group AG actively supported by the Swiss government;

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on page 39 of the Amended Registration Statement.

•	identify the key representatives from UBS Group AG and Credit Suisse that attended each of the meetings disclosed in this section;

Response:

UBS Group AG has revised the disclosure accordingly on pages 40-41 of the Amended Registration Statement. UBS Group AG respectfully advises the Staff that the principal representatives of UBS Group AG in each of the meeting were Colm Kelleher, Chairman of UBS Group AG’s board of directors, Lukas Gaewhiler, Vice Chairman of UBS Group AG’s board of directors, Ralph Hamers, UBS Group AG’s then CEO, Barbara Levi, UBS Group AG’s Group General Counsel, and Markus Ronner, UBS Group AG’s Head of Group Compliance Regulatory Relations and Governance, and the principal representatives of Credit Suisse in such meetings were Axel Lehman, Chairman of Credit Suisse’s board of directors, Ulrich Körner, Credit Suisse’s CEO, Dixit Joshi, Credit Suisse’s Chief Financial Officer, and Markus Diethelm, Credit Suisse’s General Counsel.

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discuss the other “possible options” that the Government Representatives discussed with UBS Group AG in the March 15, 2023 meeting. We note FINMA’s announcement on April 5, 2023 identifying four options. If known, please also clarify whether you were the only party that was considered for the merger and how you were selected;

Response:

In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on page 40 of the Amended Registration Statement. UBS Group AG is not aware whether the Swiss government or Credit Suisse sought indications of interest in a transaction from other parties or received any such indications of interest.

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identify any advisors in addition to Morgan Stanley that assisted Credit Suisse and UBS Group AG with the due diligence review, and confirm that neither Credit Suisse nor UBS Group AG received appraisals or opinions that they relied upon in connection with approving the Merger Agreement;

Response:

UBS Group AG respectfully advises the Staff that UBS Group AG’s board of directors also retained JP Morgan Securities to assist it in conducting due diligence on certain aspects of Credit Suisse’s business. UBS Group AG understands that Credit Suisse’s board of directors retained Rothschild & Co Global Advisory Switzerland AG as a financial advisor in connection with the merger. Neither UBS Group AG nor Credit Suisse received an appraisal or opinion from a financial advisor upon which it materially relied in connection with its approval of the Merger Agreement.

As requested by the Staff in prior discussions, we have confirmed with Swiss counsel that Swiss law does not require the disclosure by UBS Group AG or Credit Suisse of any fairness opinion that UBS Group AG or Credit Suisse may have received, and nor has such disclosure in fact been made in Switzerland or elsewhere.

Further, we respectfully draw the Staff’s attention to the fact that, pursuant to Form F-4, UBS Group AG is not required to disclose whether UBS Group AG or Credit Suisse received a fairness opinion. Item 4(b) of Form F-4 provides only that “[i]f a report, opinion or appraisal materially relating to the transaction has been received from an outside party, and such report, opinion or appraisal is referred to in the prospectus [emphasis added], furnish the same information as would be required by Item 1015(b) of Regulation M-A (229.1015(b) of this chapter).” Moreover, the Staff made clear its interpretation of how this requirement should be applied in the adopting release for Form F-4 (Release No. 33-6579), which provides expressly when describing Item 4(b) “[t]he Item does not require that such a report be obtained or that there be an affirmative statement as to whether one was obtained. The Item applies only where a report has been obtained and reference to it is made in the prospectus.” Since, as indicated above, neither UBS Group AG nor Credit Suisse received an opinion or appraisal from a financial advisor upon which they materially relied in connection with its approval of the Merger Agreement. UBS Group AG has not referred to any report, opinion or appraisal in the prospectus. Accordingly, we respectfully submit that no further disclosure is required pursuant to the requirements of Form F-4 and the clarifications in the adopting release.

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describe in greater detail how the valuation of Credit Suisse and the exchange ratio were determined, including whether any material projections were exchanged between Credit Suisse and UBS Group AG or their advisors to determine the valuation and exchange ratio of the transaction;

Response:

UBS Group AG respectfully notes that the valuation and exchange ratio were determined based on discussions with the Swiss government and, to a lesser extent, with Credit Suisse. The negotiation of the transaction occurred over an extremely compressed timeframe at a time when the overall liquidity and cash position of Credit Suisse was significantly deteriorating and seriously jeopardizing its financial stability, ultimately exposing Credit Suisse to the imminent risk of being placed into resolution or bankruptcy (as detailed in the section entitled “Background and Reasons for the Transaction” of the Amended Registration Statement). UBS Group AG confirms to the Staff that Credit Suisse furnished to UBS a copy of a business plan for its business units that included financial forecasts for certain of Credit Suisse’s business units. However, UBS Group AG does not consider these forecasts to be material projections used to determine the valuation and exchange ratio of the transaction, and believes that the disclosure of them to investors would be potentially misleading, in light of the rapidly changing and deteriorating circumstances prevailing at Credit Suisse, the likelihood that the Credit Suisse business units would not continue in their current form as part of UBS Group AG and the circumstances in which the exchange ratio was determined as described in the section entitled “Background and Reasons for the Transaction” of the Amended Registration Statement.

•	describe meetings between the Government Representatives and Credit Suisse regarding a potential merger with UBS Group AG;

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on page 41 of the Amended Registration Statement.

•	describe any other transactions considered by Credit Suisse, including the reasons such transactions were rejected;

Response:

As noted in UBS Group AG’s response to Comment No. 8, UBS Group AG respectfully believes providing additional information with respect to Credit Suisse beyond what Credit Suisse has already filed with the SEC and what was included in the section entitled “Background and Reasons for the Transaction” of the Amended Registration Statement would not be material to an understanding of the background of the transaction or the parties decision to enter into the transaction, given the Swiss government’s indication that Credit Suisse would need to be placed into resolution or bankruptcy if the proposed transaction between UBS Group AG and Credit Suisse were not entered into by the end of March 19, 2023.

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clarify the extent of the parties’ discussions at the meetings on March 15, 2023 and March 16, 2023. For example, address whether you indicated to the Government Representatives that you were willing to consider the merger in principle on March 15, 2023; and

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on page 40-41 of the Amended Registration Statement.

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describe in greater detail the negotiations with the Government Representatives regarding the terms of (i) the liquidity facilities provided by the Swiss National Bank and guarantees by the Swiss Confederation, (ii) the guarantee by the Swiss Confederation in favor of UBS Group AG for CHF 9 billion if losses incurred by UBS Group AG on certain non-core assets held by Credit Suisse entities exceed CHF 5 billion, (iii) the agreement that, in the event such losses exceed CHF 14 billion, UBS Group AG and the Swiss government will discuss entering into a profit-loss sharing agreement, (iv) making inapplicable the requirement for UBS Group AG and Credit Suisse to obtain shareholder approvals for the merger, (v) the FINMA decree ordering Credit Suisse to write-down the principal and interest of all of Credit Suisse’s AT1 securities, and (vi) FINMA’s agreement to grant a transitional period for UBS Group AG to comply with the required capital buffers.

Response:

In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on page 39-42 of the Amended Registration Statement. As noted in UBS Group AG’s response to Comment No. 5 above, UBS Group AG respectfully advises the Staff that it would be premature, potentially misleading and, disruptive to the ongoing discussions with the Swiss government to provide additional detail beyond what is already included in the Amended Registration Statement.

28.

Please revise to include a section that provides a detailed discussion of the positive and negative factors that the UBS Group AG board of directors and the Credit Suisse board of directors considered in connection with the approval of the Merger Agreement.

Response:

In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on page 42 of the Amended Registration Statement with respect to UBS Group AG’s reasons for the transaction, including a description of the positive and negative factors considered by UBS Group AG’s board of directors prior to approving the Merger Agreement, as well as the reasons the Credit Suisse board of directors determined that at the time entering into the merger agreement with UBS Group AG was the only option available to Credit Suisse.

As noted in UBS Group AG’s response to Comment No. 8, UBS Group AG respectfully believes providing additional information with respect to Credit Suisse beyond what Credit Suisse has already filed with the SEC and what was included in the section entitled “Background and Reasons for the Transaction” of the Amended Registration Statement would not be material to an understanding of the background of the transaction or the parties decision to enter into the transaction, given the Swiss government’s indication that Credit Suisse would need to be placed into resolution or bankruptcy if the proposed transaction between UBS Group AG and Credit Suisse were not entered into by the end of March 19, 2023.

The Merger Agreement, page 44

29.

Please revise to include a summary of Credit Suisse’s agreement regarding the conduct of business, interaction with regulators, assistance to UBS Group AG in connection with the merger, and the formation of the Integration Committee pursuant to Sections 6.4.1, 6.4.2, 6.4.3 and 6.11 of the Merger Agreement.

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on page 58-61 of the Amended Registration Statement.

Conditions to Completion, page 46

30.

Please disclose the conditions to completion, apart from the approvals required for the transaction, which are set forth in Section 7.3(d) through 7.3(j) of the Merger Agreement. For example, please disclose the condition that there are no circumstances reasonably capable of having a Material Adverse Effect on Credit Suisse.

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on page 57-58 of the Amended Registration Statement.

Material U.S. Federal Income Tax Consequences, page 50

31.

Please tell us why you believe you are not required to obtain a tax opinion that opines on the material U.S. federal income tax consequences of the merger, and expand your disclosure to provide a more detailed explanation of why you are unable to determine whether the transaction may qualify as a reorganization within the meaning of Section 368(a) of the Code.

Response:

In response to the Staff’s comment, UBS Group AG has revised the disclosure on page 52 of the Amended Registration Statement to provide a more detailed explanation of why UBS Group AG is unable to determine whether the transaction may qualify as a reorganization within the meaning of Section 368(a) of the Code.

UBS Group AG respectfully submits that it is not required to obtain a tax opinion as to the material U.S. federal income tax consequences of the transaction based on the grounds set forth below.

UBS Group AG is still mapping out its post-closing integration plans and cost reduction plans, and given the factual uncertainty around which of Credit Suisse’s business assets and lines of business UBS Group AG will continue to use and operate, U.S. tax counsel is unable to render an opinion as to whether the transaction may qualify as a reorganization within the meaning of Section 368(a) of the Code. As a result, the disclosure (i) explicitly states that qualification of the transaction as a reorganization within the meaning of Section 368(a) of the Code is subject to significant factual uncertainty which precludes UBS Group AG’s U.S. tax counsel from (x) determining whether the transaction will satisfy the “continuity of business enterprise” (or “COBE”) requirement under Section 368 of the Code and therefore (y) rendering an opinion as to whether the transaction will qualify as a reorganization within the meaning of Section 368(a) of the Code, (ii) describes in detail the particular facts and circumstances that give rise to this uncertainty, including the fact that UBS Group AG is still mapping out its post-closing integration plans and cost reduction plans, and thus is currently unable to make factual representations to its U.S. tax counsel with respect to the COBE requirement, (iii) describes the U.S. federal income tax consequences that would apply if the transaction did qualify as a reorganization within the meaning of Section 368(a) of the Code and those that would apply if the transaction did not so qualify, (iv) explicitly states that completion is not conditioned upon the receipt of an opinion of counsel that the transaction will qualify as a reorganization within the meaning of Section 368(a) of the Code and (v) explicitly states that no representation is made as to the U.S. federal income tax treatment of the transaction.

Section III.A.1 of Staff Legal Bulletin No. 19 provides, in relevant part, that Item 601(b)(8) of Regulation S-K requires opinions on tax matters for (i) filings on Form S-11, (ii) filings to which Securities Act Industry Guide 5 applies (i.e., registration statements relating to interests in real estate limited partnerships), (iii) roll-up transactions and (iv) registered offerings where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” The Registration Statement is not a filing on Form S-11, does not relate to interests in a real estate limited partnership and is not a roll-up transaction. Accordingly, for an opinion to be required, two conditions must be met: First, the tax consequences must be material to an investor and, second, a representation as to tax consequences must be set forth in the filing. UBS Group AG respectfully advises the Staff that the second condition is not met as UBS Group AG’s tax counsel is unable to opine as to whether the transaction will qualify as a reorganization within the meaning of Section 368(a) of the Code given significant factual uncertainties and, accordingly, the disclosure does not indicate that the transaction will qualify as a reorganization within the meaning of Section 368(a) of the Code or make any other representation as to the anticipated or intended tax consequences of the transaction. As a result, the requirement for a tax opinion as set forth in Item 601(b)(8) of Regulation S-K and described in Section III of Staff Legal Bulletin No. 19 does not apply to the filing.

Unaudited Pro Forma Combined Financial Information, page 51

32.	Please revise to include the pro forma financial information required by Item 5 of Form F-4 and Article 11 of Regulation S-X.

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on pages 66-87 of the Amended Registration Statement.

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Should any questions arise, please do not hesitate to contact me at (212) 450 6145 (tel) or marc.williams@davispolk.com, John B. Meade at (212) 450 4077 (tel) or john.meade@davispolk.com, or Evan Rosen at (212) 450 4505 (tel) or evan.rosen@davispolk.com. Thank you for your time and attention.

Very truly yours,

/s/ Marc O. Williams

cc:

Sergio P. Ermotti, Group Chief Executive Officer

David Kelly, Managing Director